# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B500
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3600 GREEN COURT, SUITE 350, ANN ARBOR, Michigan (MI), 48105
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001921865
Persons authorized to receive notices and communications: Paul Mann, 200 Ross Avenue, Suite 4575E, Dallas, Texas (TX), 75201, 214-432-8219

## Reporting persons
- ASP Isotopes Inc. (CIK 0001921865): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 254,015; sole dispositive power 0; shared dispositive power 254,015; aggregate amount beneficially owned 254,015 (15.1% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 represent 254,015 shares of Common Stock, $0.0001 par value per share ("Common Stock") of Endra Life Sciences Inc. (the "Issuer"), consisting of (i) 66,846 shares of Common Stock held by LHE LNG Holdings LLC ("LHE LNG"), a wholly owned subsidiary of ASP Isotopes Inc. ("ASP Isotopes") and (ii) 187,169 shares of Common Stock issuable upon the exercise of pre-funded warrants (the "Pre-Funded Warrants") exercisable within 60 days of the date hereof. The figures exclude 324,372 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants that are not exercisable until Stockholder Approval (as defined below) is obtained and 1,156,774 shares of Common Stock issuable upon the exercise of warrants (the "Common Warrants") that are not exercisable until Stockholder Approval is obtained.
  
  (2) The figure in Item 13 is based upon 1,499,912 shares of Common Stock issued and outstanding as of October 6, 2026.
- LHE LNG Holdings LLC (CIK 0002157843): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 254,015; sole dispositive power 0; shared dispositive power 254,015; aggregate amount beneficially owned 254,015 (15.1% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 represent 254,015 shares of Common Stock of the Issuer, consisting of (i) 66,846 shares of Common Stock held by LHE LNG and (ii) 187,169 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days of the date hereof. The figures exclude 324,372 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants that are not exercisable until Stockholder Approval is obtained and 1,156,774 shares of Common Stock issuable upon the exercise of Common Warrants that are not exercisable until Stockholder Approval is obtained.
  
  (2) The figure in Item 13 is based upon 1,499,912 shares of Common Stock issued and outstanding as of October 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices: 3600 GREEN COURT, SUITE 350, ANN ARBOR, Michigan (MI), 48105

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by and on behalf of each of LHE LNG and ASP Isotopes (together, the "Reporting Persons"). ASP Isotopes may be deemed to beneficially own securities of the Issuer held by LHE LNG. Each Reporting Person disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Residence or business address: The business address of the Reporting Persons is 2200 Ross Avenue, Suite 4575E, Dallas, Texas 75201.
Present principal occupation or employment: The principal business of the Reporting Persons is developing technologies and processes for critical materials production.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.
Citizenship:
ASP Isotopes is a Delaware corporation; and
LHE LNG is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information reported in Item 4 and Item 6 of this Schedule 13D is incorporated herein by reference.

On May 27, 2026, the Issuer entered into that certain securities purchase agreement (the "Securities Purchase Agreement") with LHE LNG, a wholly owned subsidiary of ASP Isotopes, pursuant to which the Issuer agreed to sell to LHE LNG in a private placement offering an aggregate of (i) 66,846 shares of Common Stock, (ii) Pre-Funded Warrants to purchase an aggregate of up to 511,541 shares of Common Stock at a per share exercise price of $0.0001, and (iii) Common Warrants to purchase an aggregate of up to 1,156,774 shares of Common Stock at a per share exercise price of $6.57. Each share of Common Stock (or Pre-Funded Warrant in lieu thereof) and accompanying Common Warrants were sold at a combined purchase price of $6.57 (or $6.57 less the Pre-Funded Warrant exercise price of $0.0001 for the Pre-Funded Warrants), for an aggregate purchase price of approximately $3.8 million (the "Purchase Price"). Pursuant to the terms of the Securities Purchase Agreement, the Pre-Funded Warrants and the Common Warrants, a portion of the Pre-Funded Warrants in respect of 324,372 Pre-Funded Warrants and all of the Common Warrants will only become exercisable upon the Issuer obtaining stockholder approval, at the special meeting to be held in connection with the Issuer's previously disclosed proposed merger (the "Special Meeting"), of the issuance of the shares issuable upon to exercise of the Pre-Funded Warrants and shares issuable upon the exercise of the Common Warrants (the "Stockholder Approval"). LHE LNG paid the aggregate purchase price of the Common Stock, Pre-Funded Warrants, and Common Warrants with cash on hand.

The foregoing description of the Securities Purchase Agreement, the Common Warrant, as amended, and the Pre-Funded Warrant, as amended, does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Common Warrant, the Pre-Funded Warrant, Amendment No. 1 to the Common Warrant and Amendment No. 2 to the Pre-Funded Warrant, which are attached hereto as Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference. LHE LNG intends to exercise Pre-Funded Warrants to purchase 187,169 shares of Common Stock prior to the record date of the Special Meeting in order to vote such shares of Common Stock on any proposals on which it is entitled to vote at the Special Meeting.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except as disclosed in this Schedule 13D, including the disclosure in Item 6 of this Schedule 13D related to the Merger Agreement and the Side Letter Agreement, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons are stated in Items 11 and 13 on the cover page(s) hereto.

Each of the Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Persons have

(i) Sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The information provided or incorporated by reference in Item 6 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Side Letter Agreement

On May 27, 2026, concurrently with the entry into the Securities Purchase Agreement, the Issuer and LHE LNG entered into a side letter agreement (the "Side Letter Agreement"). Pursuant to the Side Letter Agreement, upon the notification by the Issuer to LHE LNG (the "Issuer Decision Notification") of any decision of the Issuer not to continue pursuing a definitive agreement with respect to a strategic alternative with one or more specific counterparties identified to the LHE LNG (the "Potential Strategic Alternative"), the Issuer would pay to LHE LNG an amount equal to the Purchase Price less the fair market value of the shares of Common Stock and/or Pre-Funded Warrants purchased by LHE LNG pursuant to the Securities Purchase Agreement based, subject to certain exceptions, on a 10-day volume weighted average price of the shares determined at the time of such repayment (the "Payment Obligation").

The Issuer also agreed pursuant to the Side Letter Agreement to (i) provide the LHE LNG with the right to designate one individual as an observer to the Issuer's board of directors, with customary board observer rights, subject to certain exceptions, and (ii) maintain a cash balance equal to or greater than the Purchase Price in a segregated bank account, with the Issuer's spending of the cash balance in such bank account to be subject to a Deposit Account Control Agreement that is mutually acceptable to LHE LNG and the Issuer, in each case, until the earlier of the closing of the Potential Strategic Alternative or the payment of the Payment Obligation.

The foregoing description of the Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter Agreement, a copy of which is attached hereto as Exhibit 99.8 and is incorporated by reference herein.

Merger Agreement

On June 25, 2026, the Issuer entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"), by and among ASP Isotopes, Noble Africa LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ASP Isotopes ("Noble Africa"), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes, the Issuer, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Issuer ("Merger Sub"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa (the "Merger"), with Noble Africa surviving the Merger as a direct wholly owned subsidiary of the Issuer. Following the Merger, "ENDRA Life Sciences Inc." will be renamed "4K Resources Inc." and is sometimes referred to herein as the "Combined Company."

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, the Issuer will file an amended and restated certificate of incorporation (the "A&R Combined Company Charter") with the Secretary of State of the State of Delaware, pursuant to which (i) each share of the Issuer's Common Stock will be reclassified and converted into one share of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), (ii) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock and, together with the Class A Common Stock, the "Combined Company Common Stock") will be authorized for issuance. Pursuant to the A&R Combined Company Charter, each share of Class B Common Stock will have 10 votes per share, and each share of Class A Common Stock will have one vote per share. Each share of Class B Common Stock will be convertible into one share of Class A Common Stock at the option of the holder and will automatically convert into one share of Class A Common Stock upon a transfer other than certain permitted transfers or upon the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class.

In connection with the Merger and pursuant to the terms of the Merger Agreement, ASP Isotopes is entitled to receive 58,554,185 shares of Class B Common Stock at the effective time of the Merger. Following the completion of the Merger, ASP Isotopes is expected to beneficially own approximately 26.2% of the outstanding shares of Class A Common Stock and 100% of the outstanding Class B Common Stock, representing approximately 98.9% of the combined voting power of the Combined Company Common Stock (assuming full exercise by LHE LNG of the Pre-Funded Warrants and the Common Warrants). Pursuant to the Merger Agreement, immediately after the effective time of the Merger, the board of directors of the Combined Company will be composed of seven members, of which (i) one is to be the Chief Executive Officer of the Combined Company, which is expected to be Paul Mann, the Chief Executive Officer and chairman of the board of directors of ASP Isotopes, (ii) five are to be non-executive directors designated solely by Noble Africa and (iii) one is to be a non-executive director designated solely by the Issuer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Agreement and Plan of Merger, dated as of June 25, 2026, by and among ENDRA Life Sciences Inc., Kruger Merger Sub LLC, Renergen Limited, Noble Africa LLC and ASP Isotopes Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on June 26, 2026).
Exhibit 99.2 - Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2026, by and among ENDRA Life Sciences Inc., Kruger Merger Sub LLC, Renergen Limited, Noble Africa LLC and ASP Isotopes Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on October 1, 2026).
Exhibit 99.3 - Securities Purchase Agreement, dated as of May 27, 2026, between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 28, 2026).
Exhibit 99.4 - Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on May 28, 2026).
Exhibit 99.5 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on May 28, 2026).
Exhibits 99.6 - Amendment No. 1 to Common Warrant, dated October 1, 2026, by and between ENDRA Life Sciences Inc and LHE LNG Holdings LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
Exhibit 99.7 - Amendment No. 1 to Pre-Funded Warrant, dated October 1, 2026 by and between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
Exhibit 99.8 - Side Letter Agreement, dated May 26, 2026, by and between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC (incorporated by reference to Exhibit 10.10 of the Issuer's Registration Statement Form S-4 (File No. 333-299256) filed on October 1, 2026).
Exhibit 99.9 - Joint Filing Agreement (filed herewith).

## Signatures
- ASP Isotopes Inc.: /s/ Donald G. Ainscow, Executive VP, Gen Counsel & Secretary (10/08/2026)
- LHE LNG Holdings LLC: /s/ Donald G. Ainscow, Executive VP, Gen Counsel & Secretary (10/08/2026)